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                                                                 EXHIBIT (A)(14)

                                 PRESS RELEASE

News Release
Contact: James I. Freeman
       (501) 376-5980

                DILLARD'S, INC. ANNOUNCES CLEARANCE TO PURCHASE
                        MERCANTILE STORES COMPANY, INC.

    Little Rock, Arkansas, August 11, 1998--Dillard's, Inc. ("Dillard's") announced today that all applicable regulatory waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act in the United States relating to Dillard's pending tender offer for the shares of Mercantile Stores Company, Inc. ("Mercantile") have expired.

    Dillard's further indicated that, in light of the completion of the regulatory approval process, it expects to consummate the purchase of Mercantile's shares pursuant to the tender offer, subject to the terms thereof, promptly after the currently scheduled expiration time of 5:00 p.m. on Wednesday, August 12, 1998.